Third Quarterly Report-restated

Ending February 28, 2006

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /

EXECUTIVE COMMENTS AND ANALYSIS

RESTATED MANAGEMENT REPORT

On September 20, 2006 the Company has proceeded with a restatement of the financial statements it initially filed for the three and nine- month periods ended on February 28, 2006.  In reviewing its accounting procedures, Neptune has determined that the date used for calculating its stock-based compensation costs for non-employees for the interim period ended February 28, 2006 was incorrect.  The fair value of the options granted to non-employees was originally determined using the date on which the options were granted, rather than the date on which the options were valued resulting in a non-cash adjustment of $39,734, in compliance with the CICA handbook recommendations, chapter 3870.  Neptune also recorded an additional charge granted in the third quarter by Innovatech to two officers, in the way of 150 000 shares per officer for a respective consideration of $141,000 or $0.94 / share.  The additional expense to Neptune is the result of a very conservative interpretation of the chapter 3870.27 of the CICA handbook by which Neptune attribute itself following this transaction between Innovatech and its two officers, a non-cash additional accounting charge.  Neptune also recorded professional fees for an amount of $51,150 that were, following the third quarter financing, incorrectly recorded to the retained earnings instead of an expense as it should.

The following schedule summarizes the impact of the restatement for the second quarter ended February 28, 2006:

Impact of restatement on net loss:

	Three months ended February 28, 2006	Nine months ended February 28, 2006
	(restated)	(restated)
Net earnings as previously reported	1,038.321	268,150
Adjustments; cost of sales and operating expenses (1)	(372,884)	(372,884)
2nd quarter restatement		(72,259)
Net earnings as restated	665,437	(176,993)

Impact of restatement on the consolidated Balance sheet:

	As previously reported	As restated
As February 28, 2006
Contributed surplus	556,402	881,528
Deficit	(14,135,744)	(14,529,737)

(1) This restatement does not affect the Company’s cash position

This analysis is presented in order to provide the reader with an overview of the changes to the Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) financial situation between May 31, 2005 and February 28, 2006. It also includes a comparison between the operation results, the treasury flow and the financial situation for the 3-month period ending February 28, 2006 and those from the 3 month period ending February 28, 2005.

This analysis, completed on April 12, 2006, must be read in conjuncture with the Company’s audited consolidated financial statements at May 31, 2005 and presented in the last annual report. Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless indicated otherwise.

OVERVIEW

Neptune’s third quarterly report ending February 28, 2006 was dedicated to the marketing of its products in North America and Asia.  Neptune also deployed development initiatives in the European.  To achieve this, the Company participated in various tradeshows in North America and Europe in order to promote its products and maintain its level of excellence, established and developed since its foundation.  Neptune also deployed efforts in research and development with the objective to develop products compatible with the Functional Food market.  All these projects are still underway and positive results are expected before the end of 2006.

The Company maintained its clinical research initiatives. As a result, the Company can now take advantage of scientific results demonstrating the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels and inflammation problems. Neptune is also pursuing clinical research aiming to demonstrate the benefits of NKOTM for people suffering from osteoarthritis and arteriosclerosis.

During the first three quarters of the May 31, 2006 year end, the Company has realised sales of 5,1M compared to 3,6M for the first three quarters ending February 28, 2005, an increase of 41%.  After this year’s third quarter, the Company has already surpassed all last year’s sales figure.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2006

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales Figures	5,089	1,822	1,445	1,822
EBITDA (before loss on foreign exchange)	822	342	245	235
Net Profit (net loss)	(177)	(390)	(452)	665
Profit (Loss) per share	0.006	(0.015)	(0.018)	0,021

Fiscal Year Ended May 31, 2005

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales Figures	5,038	1,134	1,180	1,292	1,432
EBITDA (before loss on foreign exchange)	401	151	119	117	14
Net Profit (net loss)	1,768	388	503	344	533
Profit (Loss) per share	0.069	0.015	0.020	0.013	0.021

Fiscal Year Ended May 31, 2004

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales Figures	2,262	643	956	602	61
EBITDA (before loss on foreign exchange)	(1,659)	(353)	(269)	(240)	(797)
Net Profit (net loss)	3,534	799	744	717	1,274
Profit (Loss) per share	0.161	0.037	0.034	0.033	0.057

During the third quarter ending February 28, 2006, the Company has realised a net profit 0,665M compared to a net loss of 0,344M for the quarter ending February 28, 2005.  The Company has also realised an EBITDA of 0,235M for this quarter compared to 0,117M for the quarter  ending February 28, 2005, maintaining a positive EBITDA for the seventh quarter in a row.

The net profit for the quarter ending February 28, 2006 is the result among other things of a gain on debt settlement of 1,4M resulting from the settlement of the Innovatech debenture.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

During the third quarter ending February 28, 2006, the Company’s operations have generated a decrease in liquidities of $9,751 compared to a decrease of $175,625 for the quarter ending February 28, 2005.  This variation of $165,874 is due in large part by the changes in the working capital items from one quarter to the other.  The changes in the working capital items for the third quarter ending February 28, 2006 are mainly due to an increase in receivables for $230,807 compared to the previous quarter.

Investing Activities

The main variation in investing activities is related to acquisitions of fixed assets and intangible assets for a total of $29,189.

Financing Activities

During the third quarter, the Company has redeemed the Investissement Desjardins debenture for a total amount of $1,350,137 capital and interest.  The Company has also paid $370,307 in share issue expenses in the conversion of Innovatech’s debenture transaction on which the Company realized a gain of $1,400,000 of which $1,000,000 in cash.  On the same transaction, the Company received $600,000 from a private placement and $98,719 following the exercise of options and warrants.  The Company also negotiated a line of credit of $1,000,000 from which $500,000 was used at the end of the quarter.  Overall, taking the treasury flow into account, the Company increased its cash by $445,975 since May 31, 2005.

Financial Situation

The following table details the important changes to the balance sheets as at February 28, 2006 and May 31, 2005:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	446	See cash flow statement
Receivables	616	Directly linked to the increase of operation
		and sales activities
Inventories	290	Increase in frozen krill reserve
Property and equipment	(394)	Amortisation of fixed assets
Other assets	(347)	Amortisation of start-up costs
Bank loan	500	Use for working capital
Convertible debenture	(5,156)	Redemption and conversion of debentures

PRIMARY ANNUAL FINANCIAL RATIOS

	February 28, 2006	May 31, 2005	May 31, 2004
Working Capital Ratio	1.82	1.19	1.05
Solvency Ratio
Debt Capital/Shareholder Equity*	1.30	1.47	1.31

* including convertible debentures

Most of the Company’s financial ratios improved for the quarter ending February 28, 2006 compared to the year ended May 31, 2005, mostly because of the increase in sales and good management.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period
Conractual Obligations	Total	Less than one period	2 to 3 periods	4 to 5 periods	More than 5 periods
Long-term Debt (1)	3,670,000	477,900	1,631,600	1,312,500	248,000
Loans guaranteed by investments in rental contracts (2)	128,450	79,432	38,610	10,408	-
Total liabilities	3,798,450	557,332	1,670,210	1,322,908	248,000

(1) This amount does not consider the value of the warrants and stock issued.

(2) Including interest fees

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at February 28, 2006.

Change in Accounting Policies

No changes in accounting policies since May 31, 2005.

Subsequent Events

There was no subsequent event of importance after February 28, 2006.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers. All export sales are completed in American funds. The exchange rate risks incurred by the Company are, at present, limited to those relating to the American dollar. Even if the raw material purchases are in American dollars, the Executive are still using financial instruments in order to minimize the exchange rate risk.

Product Liability

The Company acquires a $5M-liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is PGO certified by the Canadian Food Inspection Agency (CFIA). In addition, the Company has begun implementing the initiatives required to receive Good Manufacturing Practices accreditation by Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company may differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in price and availability for raw materials and changes to economic conditions in Canada, the United-States and Europe, including variations in exchange and interest rates.

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On April 12, 2006, the total number of common shares issued by the Company and in circulation was 33,108,289 and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

/s/ Henri Harland President and CEO	/s/ André Godin Vice-president, Administration & Finance